January 20, 2006

Mr. Max A. Webb

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

HMB Acceptance Corp.

Registration Statement on Form S-3

Filed November 4, 2005

File No. 333-129452 (the “Registration Statement”)

Mr. Webb:

Thank you for your detailed comments on the Registration Statement of HMB Acceptance Corp. (the “Company”).  We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company.  In many cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules.  If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3

General

1.

Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.  Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.

We have complied with this instruction.

2.

We note that you indicate throughout the base prospectus that you will provide information regarding such things as assets, credit enhancement or other features that were not described in the base prospectus in the related prospectus supplement.  For example, we note your statement on page 30 that the trust for each series of securities may include “any other asset, instrument or agreement relating to the trust and specified in the prospectus supplement,” and that on page 67 you indicate that credit enhancement features may include “another method of credit enhancement specified in the applicable prospectus supplement.”  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available.  Please revise the base prospectus to describe the assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

The disclosure has been revised as requested.

3.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4 of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We confirm, on behalf of the Company, that the depositor and any issuing entity previously established, directly or indirectly, by the depositor have been current with Exchange Act reporting during the 12 months immediately preceding December 2005, and during December 2005 to the date of this letter.  We advise you that no affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as the offerings contemplated by the Registration Statement.

4.

We note that your base prospectus indicates that the trusts may include mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae, and asset-backed securities backed by assets of the type described in the base prospectus.  However, none of the four prospectus supplements you have provided contemplate an offering of securities backed by a pool of other securities.  Rather, they all appear to contemplate the securitization of mortgages or home-equity loans.  Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus.  In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

The disclosure referenced above has been deleted from the base prospectus.

5.

Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as exhibits to the registrant statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown.  Refer to 1100(f) of Regulation AB.

We confirm, on behalf of the Company, that the depositor plans to file the finalized agreements with respect to each offering contemplated by the Registration Statement, including exhibits to those agreements (other than loan schedules, which include information regarding the related borrowers whose filing may violate applicable privacy or consumer protection laws), under cover of Form 8-K at the time of each takedown, and that such documents will be incorporated by reference into the registration statement, as provided in Item 1100(f) of Regulation AB.  Consistent with longstanding (and current) industry practice, the depositor intends to file such finalized agreements as promptly as practicable following the date of issuance, and in no event later than 15 days following the date of issuance of the related securities.

We note that the material provisions of the agreements will be described in the prospectus and prospectus supplement that will be filed pursuant to Rule 424(b) in connection with each takedown.

Base Prospectus

6.

To the extent practicable, please replace phrases like “unless the prospectus supplement says otherwise,” with bracketed disclosure showing the variations you intend.  For example, we note your disclosure on page 60 indicating that a series of securities may include “classes of securities of various types described in the prospectus supplement.”  Please list or describe these various classes of securities in the base prospectus.

The disclosure has been revised as requested.

The Trusts and the Trust Assets

Mortgage Loans, page 30

7.

We note that trusts may include mortgage loans with adjustable mortgage rates, including loans whose interest rate adjusts on the basis of variable indices.  Please expand your disclosure to identify the indices on which the adjustable mortgage rates may be based.  Additionally, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap.  Refer to Section III.A.2 of SEC Release 33-8518.

The disclosure has been revised as requested.

We respectfully disagree with the statement that “the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap.”  We have reviewed Section III.A.2 of SEC Release 33-8518 (the “Release”) very carefully.  We assume, and we request that you correct our understanding if our assumption is incorrect, that the reference to this section is intended to focus our attention on the portion of the Release in which the Commission articulated its view that synthetic securitizations “designed to create exposure to an asset that is not transferred to or otherwise part of the asset pool.”  The Company recognizes the Commission’s concern in this regard, and we confirm, on behalf of the Company, that no offering contemplated by the Registration Statement will be structured in a manner intended to achieve a synthetic exposure not permitted under the definition of “asset-backed security” in Item 1101(a) of Regulation AB.

The nature of the index applicable to an adjustable rate mortgage loan does not implicate the Commission’s view regarding transactions that effectuate a synthetic exposure “through the use of derivatives such as a credit default swap or total return swap,” or transactions in which payments “are primarily based on the performance of assets or indices not included in the pool.”  On the contrary, any index applicable to an adjustable rate mortgage loan will have been designated by the originator and made a part of the loan agreement entered into by lender and borrower.  The identity of the index will itself be a part of each financial asset included in a pool of adjustable rate mortgage loans.  Payments on the related asset-backed securities, to the extent influenced by the interest rates on such loans, will, therefore, be based not on the performance of an “external index but  on “the performance of the financial assets in the pool.”

8.

We note your disclosure at the bottom of page 31 indicating that mortgaged properties may be located outside of the United States and that the related mortgage notes may be denominated in foreign currencies.  Please revise to provide the disclosure required by Item 1100(e) of Regulation AB or advise.  Alternatively, delete this disclosure.

The disclosure referenced above has been deleted from the base prospectus.

Pre-Funding, page 45

9.

We note that you contemplate a prefunding account to purchase additional primary assets and that, in no event will the prefunding period exceed one year.  Please revise to confirm that you will not use more than 50% of the offering proceeds to fund this account.  Refer to Item 1101(c)(3)(ii)(B) of Regulation AB.

The disclosure has been revised as requested.

First Prospectus Supplement (Covering Mortgage or Asset-Backed Notes)

Cover Page

10.

We note that the cover page indicates that this prospectus supplement may be used to offer either mortgage or asset-backed notes.  However, the discussion of the asset pool included in the prospectus supplement refers only to mortgages.  Please revise to clarify or advise.

In the ABS marketplace, the terms “mortgage-backed securities” and “asset-backed securities” are both used to described certain types of asset-backed securities that are backed by residential mortgage loans.  For example, the term “mortgage-backed securities” is generally used to describe an offering of ABS backed by prime credit, first lien residential mortgage loans, while the term “asset-backed securities” is used to describe an offering of ABS backed by second lien residential mortgage loans.  No distinction other than market convention is intended.

11.

When referring to transaction parties, please use the terminology set out in Regulation AB.  Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity.  In this regard, please revise your cover page, including the second sentence in the box, to refer to the issuing entity.  Refer to Item 1102(d).

We have reviewed the disclosure in the base prospectus and each form of prospectus supplement to ensure that it does not include terminology that conflicts with the terminology set out in Regulation AB.

The disclosure has been revised as requested.

Summary

12.

While we note your discussion regarding the subordination of payments, please expand your summary to better explain the flow of funds, payment priorities and allocations among the classes of securities both offered and not offered.  We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes.  Refer to Item 1103(a)(3)(vi) of Regulation AB.

The disclosure has been revised as requested.

13.

Please expand your pre-funding and revolving period discussions, as applicable, to indicate the percentage of the asset pool.

The disclosure has been revised as requested.

Credit Enhancement, page S-36

14.

Please confirm that you will file any enhancement or support agreements regarding derivative instruments as exhibits to the registration statement.  Refer to Item 1114(a), Instruction 1.

We confirm, on behalf of the Company, that the Company will file any enhancement or support agreements regarding derivative instruments as exhibits to the registration statement or by Form 8-K, as required by Item 1114 of Regulation AB.

Description of the Mortgage Pool, page S-41

15.

Please expand your disclosure here or in the base prospectus to confirm that no non-performing assets will be part of the asset pool.  Refer to Item 1101(c)(2)(iii) of Regulation AB.  Additionally, we note that mortgage loans included in the asset pool may be delinquent.  Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

The disclosure has been revised as requested.

To the extent that any securitized pool of mortgage loans includes loans that are delinquent in payment, such delinquent mortgage loans (as the term “delinquent” is defined in Item 1101(d) Regulation AB) will constitute less than 20 percent (by dollar volume) of the asset pool as of the applicable cut-off date.

The Servicer and the Subservicer

Delinquency and Foreclosure Experience, page S-51

16.

While we note the disclosure you have provided in this section, you should expand to provide all of the information required by Item 1100(b) of Regulation AB.  For example, it does not appear that you have presented loss and cumulative loss information regarding charge-offs, charge-off rate, gross losses, recoveries and net losses.  Please ensure that your next amendment includes the information required by subparagraphs 1-6 of Item 1100(b) of Regulation AB.

This disclosure reflects the performance of the servicer’s portfolio, which may be included in the prospectus supplement for a takedown to the extent that it is material to investors.  As we understand the guidance provided by the staff with respect to the application of Item 1100(b) of Regulation AB, this Item is applicable only to the securitized pool.  The Company intends to disclose the delinquency experience of the securitized pool in the prospectus supplement for each takedown.  However, by virtue of their inclusion in the securitized pool, the mortgage loans to be securitized in each takedown will not have experienced any losses.  Losses can occur only upon final liquidation or other disposition of a mortgage loan.

Use of Proceeds, page S-80

17.

We note your reference to “net proceeds.”  Please disclose the amount of expenses payable from the offering proceeds.  Refer to Item 1107(j) of Regulation AB.

The disclosure has been revised as requested.

Ratings, page S-81

18.

Describe any arrangements to have the ratings monitored while the securities are outstanding.  Refer to Item 1120 of Regulation AB.

The disclosure has been revised as requested.

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification.  Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further.  You may reach me at 202-775-4137.

Very truly yours,

/S/ Edward E. Gainor

Edward E. Gainor

Enclosures

cc:

Sara Kalin

Charles McGuire

Debra Watkins

Alana Griffin